UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2006.

                                Group Simec, Inc.
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                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
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                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F |X|             Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes |_|             No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     GRUPO SIMEC, S.A. de C.V.
                                                  ------------------------------
                                                            (Registrant)

Date: March 28, 2006.                             By:
                                                     ---------------------------
                                                  Name:  Luis Garcia Limon
                                                  Title: Chief Executive Officer

         GRUPO SIMEC ANNOUNCES PAYMENT IN FULL OF OUTSTANDING BANK DEBT
              OF ITS SUBSIDIARY REPUBLIC ENGINEERED PRODUCTS, INC.

GUADALAJARA, MEXICO, March 28, 2006- Grupo Simec, S.A. of C.V. ("Simec"), a subsidiary of Industrias CH, S.A. de C.V. ("ICH"), announced today the payment in full of the outstanding bank debt of its subsidiary in the U.S. Republic Engineered Products Inc. ("Republic"), which had maturities through 2009. Historically, this debt represented a significant burden for the healthy development of Republic; in 2000, total bank debt was approximately US $1 billion. An improved financial structure and recent investments have resulted in improvements in productivity and yield that will allow Republic to take advantage of opportunities that at the moment appear in the global steel markets.

Through Republic, Simec and ICH are present in the largest automotive market in the world, where Republic has a position of leadership in the special bar quality segment (SBQ). Together Simec-Republic estimate to ship 2.5 million metric tons of finished products in 2006, having become the largest producer of SBQ in North America.

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions, which may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.